FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


SEC MAIL
RECEIVED
PROCESSING
JUL 3 0 2003
WASH. D.C.
155
SECTION

Credit Suisse First Boston Mortgage Securities Corp.
Exact Name of Registrant as Specified in Charter

0000802106
Registrant CIK Number

Form 8-K, July 28, 2003 Home Equity Pass-Through Certificates, Series 2003-4

Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-100669
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.

By: 
Name: Helaine Hebble
Title: Vice President

Dated: July 28, 2003

DERIVED INFORMATION [07/01/03]

[357,050,100] Bonds Offered (Approximate)

HEMT Series 2003-4

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT SERIES 2003-4

[357,050,100] (Approximate)

Home Equity Mortgage Pass-Through Certificates, Series 2003-4

Pricing Information

Offered Certificates (1):

Class	Approximate Certificate Balance ($)	Bond Type	Coupon (2)	WAL(5) (Years)	Proposed Ratings (S&P/Moody's)
A-1	[184,900,000]	Senior/Adj	LIBOR+[]%	2.39	AAA/Aaa
A-2	[100,000,000]	Senior/Fixed	2.78%	2.39	AAA/Aaa
A-R (4)	[100]	Senior/Residual	Net Funds Cap	N/A	AAA
M-1A	[25,300,000]	Mezzanine/Adj	LIBOR + []%	5.26	AA/Aa2
M-1B	[8,000,000]	Mezzanine/Fixed	[]%	5.26	AA/Aa2
M-2A	[16,050,000]	Mezzanine/Adj	LIBOR + []%	5.21	A/A2
M-2B	[8,000,000]	Mezzanine/Fixed	[]%	5.21	A/A2
B-1A	[6,800,000]	Subordinate/Adj	LIBOR + []%	5.19	BBB/Baa2
B-1B	[8,000,000]	Subordinate/Fixed	[]%	5.19	BBB/Baa2
Total	[357,050,100]				

Non-Offered Certificates:

Class	Approximate Certificate Balance ($)	Bond Type	Coupon	WAL(5) (Years)	Proposed Ratings (S&P/Moody's)
B-2	[12,950,000]	Subordinate/Fixed	7.00%	5.18	BB/Ba2
X-1	[0]	Subordinate	Variable	N/A	N/A
X-2	[0]	Charged Off Loans	0.00%	N/A	N/A
P (3)	[100]	Senior	Net Funds Cap	N/A	N/A

(1) The collateral ramp assumes [6%] CPR increasing to [25%] CPR in month [12] and remains at [25%] CPR thereafter. Bonds are priced to call. Initial class balances will be +/- 10% of that indicated.
(2) A Net Funds Cap caps the coupons on the offered Certificates.
(3) Receives the prepayment penalties collected on the mortgage loans.
(4) Non-economic residual with the tax liabilities of the REMIC.
(5) Assuming optional redemption will be exercised.

SUMMARY TERMS

Underwriter:	Credit Suisse First Boston LLC
Depositor:	Credit Suisse First Boston Mortgage Securities Corporation
Servicer:	Wilshire Credit Corporation, Ocwen Federal Bank FSB, Washington Mutual Bank, FA
Trustee:	JPMorgan Chase Bank
Cut-off Date:	[July 1, 2003] for the initial Mortgage Loans.
Deal Settlement:	On or about [July 30, 2003]
Investor Settlement:	On or about [July 31, 2003]
Distribution Dates:	25th day of each month (or the next succeeding business day), beginning in August 2003
Accrual Periods:	With regard to the Class A-1, Class M-1A, Class M-2A and Class B-1A Certificates, the period commencing on the immediately preceding distribution date (or the closing date, in case of the first distribution date) and ending on the day immediately preceding the related distribution date. With regard to the Class A-2, Class M-1B, Class M-2B, Class B-1B and Class B-2 Certificates, the calendar month immediately preceding the month in which such Distribution Date occurs.
Delay Days:	0 days with respect to the adjustable rate Certificates and 24 days with respect to the fixed rate Certificates.
Pricing Prepayment Speed:	100% of the prepayment assumption (the "PPC") describes prepayments starting at [6%] CPR in month 1, increasing by approximately [1.7272%] CPR per month to [25%] CPR in month 12, and remaining at [25%] CPR thereafter.
Certificate Ratings:	S&P and Moody's rate the Class A-1, Class A-2, Class M-1A, Class M-1B, Class M-2A, Class M-2B, Class B-1A, Class B-1B, Class B-2 and Class A-R Certificates as follows: Class A-1: AAA/Aaa Class A-2: AAA/Aaa Class A-R: AAA Class M-1A: AA/Aa2 Class M-1B: AA/Aa2 Class M-2A: A/A2 Class M-2B: A/A2 Class B-1A: BBB/Baa2 Class B-1B: BBB/Baa2 Class B-2: BB/Ba2
Prefunding Amount:	[TBD]
Capitalized Interest Account	[TBD]
Offered Certificates:	The Class A-1, Class A-2, Class A-R, Class M-1A, Class M-1B, Class M-2A, Class M-2B, Class B-1A and Class B-1B Certificates.
ERISA Eligibility:	Subject to the considerations and conditions described in the Prospectus and Prospectus Supplement. It is expected that the Class A-1, Class A-2, Class M-1A, Class M-1B, Class M-2A, Class M-2B, Class B-1A and Class B-1B Certificates may be purchased by employee benefit plans that are subject to ERISA.
SMMEA Treatment:	The Certificates ***will not*** constitute "mortgage related securities" for purposes of SMMEA.
Taxation:	REMIC.

Optional Termination: [10%] optional clean-up call.

Maximum Pool Balance: The aggregate of the initial principal balance of the Mortgage Loans plus the Prefunding Amount.

Coupon Step-up: If the optional clean-up call is not exercised, the pass-through rate on the Certificates will be increased by (1) the lesser of (a) 50 basis points and (b) the initial pass-through margin with respect to the Class A-1; (2) by the lesser of (x) 50 basis points and (y) half the initial pass through margin with respect to the Class M-1A, Class M-2A, Class B-1A Certificates; and (3) by 50 basis points with respect to the Class A-2 and Class M-1B, Class M-2B, Class B-1B and Class B-2 Certificates.

Pass-through Rate: For the adjustable rate Certificates, the lesser of (i) One-Month LIBOR plus the applicable margin, (ii) the Maximum Interest Rate and (iii) the Net Funds Cap. For the Class A-2 Certificates, the lesser of (i) [2.78%] and (ii) the Net Funds Cap. For the Class M-1B Certificates, the lesser of (i) [%] and (ii) the Net Funds Cap. For the Class M-2B Certificates, the lesser of (i) [%] and (ii) the Net Funds Cap. For the Class B-1B Certificates, the lesser of (i) [%] and (ii) the Net Funds Cap. For the Class B-2 Certificates, the lesser of (i) [7.00%] and (ii) the Net Funds Cap. For the Class A-R Certificates, the Net Funds Cap.

Net Funds Cap: With respect to each Distribution Date, a fraction, expressed as a percentage, obtained by dividing (x) the amount of interest which accrued on the Mortgage Loans minus the sum of: (i) the servicing fee, (ii) the trustee fee amount and (iii) the credit risk manager fee, by (y) the product of (i) the aggregate collateral balance of the Mortgage Loans as of the immediately preceding Distribution Date and (ii) (a) 1/12 in the case of the fixed rate Certificates and (b) the actual number of days in the immediately preceding interest accrual period divided by 360 in the case of the adjustable rate Offered Certificates.

Maximum Interest Rate: With respect to any distribution date will be an annual rate equal to the weighted average of the Net Mortgage Rates of all mortgage loans, multiplied by 30 divided by the actual number of days in the immediately preceding interest accrual period.

Principal and Interest Advancing: The servicer will be obligated to make cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent deemed recoverable (as described in the Prospectus Supplement).

Accrued Certificate Interest: For each Class of Offered Certificates, on any Distribution Date, shall equal the amount of interest accrued during the related Interest Accrual Period on the related Class Principal Balance.

Interest Carry Forward Amount: For each Class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (x) the Accrued Certificate Interest for such Class with respect to the prior Distribution Date, plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (y) the amount actually distributed to such Class with respect to interest on such prior Distribution Dates and (ii) interest on such excess at the Pass-Through Rate for such Class.

Credit Enhancement:

1. Excess cashflow
2. Overcollateralization.
3. Interest Rate Cap Reserve Fund.
4. Subordination (see table below).

Class (Aggregated)	Expected Initial Credit Enhancement*	Expected Initial Target Credit Enhancement*	Expected Final Target Credit Enhancement**
A	[23.00]%	[25.75]%	[51.50]%
M-1	[14.00]%	[16.75]%	[33.50]%
M-2	[7.50]%	[10.25]%	[20.50]%
B-1	[3.50]%	[6.25]%	[12.50]%
B-2	[0.00]%	[2.75]%	[5.50]%

* Prior to stepdown date, based on Maximum Pool Balance.

** On or after stepdown date, based on current pool balance.

Overcollateralization:

1. Before the Stepdown Date, the required overcollateralization amount is initially [2.75]% of the Maximum Pool Balance.
2. On and after the Stepdown Date, the required overcollateralization amount is [5.50]% of the outstanding pool balance (subject to a Trigger Event).

3. The required overcollateralization amount is subject to a floor of [0.50]% of the Maximum Pool Balance.
4. On any Distribution Date on or after the Stepdown Date, if a Trigger Event occurs or is continuing, the required overcollateralization amount will be equal to the required overcollateralization amount in effect for the Distribution Date immediately preceding such Distribution Date.

Senior Enhancement Percentage:

With respect to any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Principal Balance of the Class M-1A, Class M-1B, Class M-2A, Class M-2B, Class B-1A, Class B-1B and Class B-2 Certificates and (ii) the overcollateralization amount, in each case after giving effect to payments on such Distribution Date, by (y) the aggregate collateral balance for such Distribution Date.

Stepdown Date:

The later to occur of (i) the Distribution Date in [August] 2006 and (ii) the first Distribution Date on which the Senior Enhancement Percentage (before giving effect to payments on the certificates on such distribution date) is greater than or equal to [51.50]%.

Trigger Event:

A Trigger Event will be in effect for any Distribution Date if (a) the Delinquency Rates for each of the three (or one and two, in the case of the first and second distribution dates, respectively) immediately preceding months equals or exceeds [%] of the Senior Enhancement Percentage for such Distribution Date or (b) the cumulative realized losses on the mortgage loans exceed the percentage of the Maximum Pool Balance for that distribution date as specified below:

Distribution Date	Percentage of Maximum Pool Balance
August 2003 – July 2006	N/A
August 2006 – July 2007	[]
August 2007 – July 2008	[]
August 2008 – July 2009	[]
August 2009 – July 2010	[]
August 2010 and thereafter	[]

Registration:

The Offered Certificates, other than the Class A-R Certificates, will be available in book-entry form through DTC, Clearstream, Luxembourg and Euroclear.

Source for Calculation of One-Month LIBOR:

Telerate Page 3750.

Distributions to Certificate holders:

I. The Interest Remittance Amount will be distributed on each Distribution Date as follows:
   1. Concurrently, to the Class A-1, Class A-2, Class A-R and Class P Certificates, Accrued Certificate Interest and any Interest Carry Forward Amounts for such Classes, *pro rata*;
   2. To the Class M-1A and M-1B Certificates, pro rata, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
   3. To the Class M-2A and M-2B Certificates, pro rata, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
   4. To the Class B-1A and B-1B Certificates, pro rata, Accrued Certificate Interest and any Interest Carry Forward Amount for such Classes;
   5. To the Class B-2 Certificate, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
   6. For application as part of monthly excess cash flow.

II. Collections of principal before the Stepdown Date, or during a Trigger Event, will be allocated in the following priority:
   1. Commencing on the distribution date in November 2008 or thereafter, to the Class P Certificates until the Class Principal Balance of such class has been reduced to zero.
   2. First to the Class A-R Certificates, until the Class Principal Balance thereof has been reduced to zero, and then concurrently on a *pro-rata* basis, to the Class A-1 and Class A-2 Certificates until the respective Class Principal Balances are reduced to zero;
   3. To the Class M-1A Certificates and Class M-1B Certificates, concurrently on a pro rata basis, based on their respective Class Principal Balance, until the Class Principal of each such class has been reduced to

zero;

4. To the Class M-2A Certificates and Class M-2B Certificates, concurrently on a pro rata basis, based on their respective Class Principal Balance, until the Class Principal of each such class has been reduced to zero;
5. To the Class B-1A Certificates and Class B-1B Certificates, concurrently on a pro rata basis, based on their respective Class Principal Balance, until the Class Principal of each such class has been reduced to zero;
6. To the Class B-2 Certificate, until the Class Principal of such class has been reduced to zero;
7. For application as part of monthly excess cash flow.

III. Collections of principal on and after the Stepdown Date and assuming no Trigger Event is in effect will be allocated in the following priority:

1. Commencing on the distribution date in November 2008 or thereafter, to the Class P Certificates until the Class Certificate Balance of such class has been reduced to zero.
2. Concurrently on a *pro-rata* basis, to the Class A-1 and Class A-2 Certificates in accordance with the final Target Credit Enhancement percentage for the Class A Certificates, until the respective Class Principal Balances are reduced to zero;
3. Concurrently on a *pro-rata* basis, to the Class M-1A and Class M-1B Certificates in accordance with the final Target Credit Enhancement percentage for the Class M-1 Certificates, until the respective Class Principal Balances are reduced to zero;
4. Concurrently on a *pro-rata* basis, to the Class M-2A and Class M-2B Certificates in accordance with the final Target Credit Enhancement percentage for the Class M-2 Certificates, until the respective Class Principal Balances are reduced to zero;
5. Concurrently on a *pro-rata* basis, to the Class B-1A and Class B-1B Certificates in accordance with the final Target Credit Enhancement percentage for the Class B-1 Certificates, until the respective Class Principal Balances are reduced to zero;
6. To the Class B-2 Certificate in accordance with the final Target Credit Enhancement percentage for the Class B-2 Certificates, until the respective Class Principal Balances are reduced to zero;
7. for application as part of Monthly Excess Cashflow for such distribution date.

IV. Any amount remaining after distributions in clauses I, II and III above shall be distributed to the certificates in the following order of priority:

1. For the first Distribution Date, [100]% of the excess interest defined here in IV will be released to the Class X-1 Certificates.
2. a) Prior to the Stepdown Date or if a Trigger Event has occurred or is continuing, until the required overcollateralization amount is reached, according to clause II above; or
   b) On or after the Stepdown Date, provided no Trigger Event is in effect, until the required overcollateralization amount is reached, according to clause III above;
3. Concurrently, to the Class M-1A and Class M-1B Certificates on a pro rata basis, based on their respective class principal balances, any unpaid realized loss amounts for such Class;
4. Concurrently, to the Class M-2A and Class M-2B Certificates on a pro rata basis, based on their respective class principal balances, any unpaid realized loss amounts for such Class;
5. Concurrently, to the Class B-1A and Class B-1B Certificates on a pro rata basis, based on their respective class principal balances, any unpaid realized loss amounts for such Class;
6. To the Class B-2 Certificate, any unpaid realized loss amounts for such Class;
7. To the Class X-1 Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement;
8. To the Class A-R Certificates, any remaining amount. It is not anticipated that any amounts will be distributed to the Class A-R Certificates under this clause (8).

Amounts on the deposit in the Interest Rate Cap Account (as described on page [12]) will be available on any distribution date to pay the following amounts:

(i) Concurrently, to the Class M-1A and M-1B Certificates on a pro rata basis, any applicable unpaid realized loss amounts, with interest thereon at the applicable pass-through rate, prior to giving effect to amounts available to be paid in respect of unpaid realized loss amounts as described above under clause IV on such distribution date;

(ii) Concurrently, to the Class M-2A and M-2B Certificates on a pro rata basis, any applicable unpaid realized loss amounts, with interest thereon at the applicable pass-through rate, prior to giving effect to amounts available to be paid in respect of unpaid realized loss amounts as described above under clause IV on such distribution date;

(iii) Concurrently, to the Class B-1A and B-1B Certificates on a pro rata basis, any applicable unpaid realized loss amounts, with interest thereon at the applicable pass-through rate, prior to giving effect to amounts available to be paid in respect of unpaid realized loss amounts as described above under clause IV on such distribution date;

(iv) To the Class B-2 Certificate, any applicable unpaid realized loss amounts, with interest thereon at the applicable pass-through rate, prior to giving effect to amounts available to be paid in respect of unpaid realized loss amounts as described above under clause IV on such distribution date;

(v) To the Principal Remittance Amount, up to the amount of Realized Losses on the mortgage loans incurred during the related Collection Period if the OC amount is less or equal to zero;

(vi) Release to the Class X-1 Certificate-holders the excess amount over $1,500,000, if any, when the deal steps down.

BOND SUMMARY

To Call

Class A-1 and A-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	4.58	3.20	2.39	1.78	1.26	0.93
First Pay (Months)	1	1	1	1	1	1
Last Pay (Months)	173	124	93	74	36	26

Class M-1A and M-1B	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	9.80	6.85	5.26	4.80	4.90	2.43
First Pay (Months)	59	40	40	45	36	26
Last Pay (Months)	173	124	93	74	60	33

Class M-2A and M-2B	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	9.80	6.85	5.21	4.45	4.21	3.22
First Pay (Months)	59	40	38	41	43	33
Last Pay (Months)	173	124	93	74	60	42

Class B-1A and B-1B	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	9.80	6.85	5.19	4.34	3.91	3.49
First Pay (Months)	59	40	37	39	40	42
Last Pay (Months)	173	124	93	74	60	42

Class B-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	9.80	6.85	5.18	4.29	3.78	3.43
First Pay (Months)	59	40	37	37	38	39
Last Pay (Months)	173	124	93	74	60	42

To Maturity

Class A-1 and A-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	4.67	3.38	2.57	1.92	1.26	0.93
First Pay (Months)	1	1	1	1	1	1
Last Pay (Months)	246	213	176	161	36	26

Class M-1A and M-1B	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	10.06	7.40	5.82	5.24	6.27	2.43
First Pay (Months)	59	40	40	45	36	26
Last Pay (Months)	233	191	176	143	132	33

Class M-2A and M-2B	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	10.03	7.38	5.72	4.85	4.54	4.45
First Pay (Months)	59	40	38	41	43	33
Last Pay (Months)	220	176	163	130	106	93

Class B-1A and B-1B	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	9.94	7.37	5.63	4.68	4.19	4.18
First Pay (Months)	59	40	37	39	40	44
Last Pay (Months)	202	176	146	116	94	66

Class B-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	9.85	7.19	5.45	4.49	3.95	3.58
First Pay (Months)	59	40	37	37	38	39
Last Pay (Months)	178	167	128	101	82	58

NET FUNDS CAP

Period	50 PPC	100 PPC	150 PPC	200 PPC
1	10.36%	10.36%	10.36%	10.36%
2	10.36%	10.36%	10.36%	10.36%
3	10.36%	10.36%	10.36%	10.36%
4	10.36%	10.36%	10.36%	10.36%
5	10.36%	10.36%	10.36%	10.36%
6	10.36%	10.36%	10.36%	10.36%
7	10.36%	10.36%	10.36%	10.36%
8	10.36%	10.36%	10.36%	10.36%
9	10.36%	10.36%	10.36%	10.36%
10	10.36%	10.36%	10.36%	10.36%
11	10.36%	10.36%	10.36%	10.36%
12	10.36%	10.36%	10.36%	10.36%
13	10.36%	10.36%	10.36%	10.36%
14	10.36%	10.36%	10.36%	10.36%
15	10.36%	10.36%	10.36%	10.36%
16	10.36%	10.36%	10.36%	10.36%
17	10.36%	10.36%	10.36%	10.36%
18	10.36%	10.36%	10.36%	10.36%
19	10.36%	10.36%	10.36%	10.36%
20	10.36%	10.36%	10.36%	10.36%
21	10.36%	10.36%	10.36%	10.36%
22	10.36%	10.36%	10.36%	10.36%
23	10.36%	10.36%	10.36%	10.36%
24	10.36%	10.36%	10.36%	10.36%
25	10.36%	10.36%	10.36%	10.36%
26	10.36%	10.36%	10.36%	10.36%
27	10.36%	10.36%	10.36%	10.36%
28	10.36%	10.36%	10.36%	10.36%
29	10.36%	10.36%	10.36%	10.36%
30	10.36%	10.36%	10.36%	10.36%
31	10.36%	10.36%	10.36%	10.36%
32	10.36%	10.36%	10.36%	10.36%
33	10.36%	10.36%	10.36%	10.36%
34	10.36%	10.36%	10.36%	10.36%
35	10.36%	10.36%	10.36%	10.36%
36	10.36%	10.36%	10.36%	10.36%
37	10.36%	10.36%	10.36%	10.36%
38	10.36%	10.36%	10.36%	10.36%
39	10.36%	10.36%	10.36%	10.36%
40	10.36%	10.36%	10.36%	10.36%
41	10.36%	10.36%	10.36%	10.36%
42	10.36%	10.36%	10.36%	10.36%
43	10.36%	10.36%	10.36%	10.36%
44	10.36%	10.36%	10.36%	10.36%
45	10.36%	10.36%	10.36%	10.36%
46	10.36%	10.36%	10.36%	10.36%
47	10.36%	10.36%	10.36%	10.36%
48	10.36%	10.36%	10.36%	10.36%
49	10.36%	10.36%	10.36%	10.36%
50	10.36%	10.36%	10.36%	10.36%
51	10.36%	10.36%	10.36%	10.36%
52	10.36%	10.36%	10.36%	10.36%
53	10.36%	10.36%	10.36%	10.36%
54	10.36%	10.36%	10.36%	10.36%
55	10.36%	10.36%	10.36%	10.36%
56	10.36%	10.36%	10.36%	10.36%
57	10.36%	10.36%	10.36%	10.36%
58	10.36%	10.36%	10.36%	10.36%
59	10.36%	10.36%	10.36%	10.36%
60	10.36%	10.36%	10.36%	10.36%

This table was run assuming 30/360 day count basis.

EXCESS SPREAD

Period	Excess Spread	1-month LIBOR Forward
1	8.18%	1.120%
2	7.98%	1.087%
3	8.04%	1.084%
4	8.03%	1.078%
5	8.08%	1.087%
6	8.03%	1.130%
7	8.03%	1.142%
8	8.09%	1.171%
9	7.96%	1.239%
10	7.97%	1.265%
11	7.88%	1.320%
12	7.84%	1.430%
13	7.75%	1.474%
14	7.69%	1.551%
15	7.65%	1.662%
16	7.56%	1.714%
17	7.54%	1.806%
18	7.39%	1.925%
19	7.34%	1.987%
20	7.45%	2.060%
21	7.20%	2.147%
22	7.21%	2.215%
23	7.08%	2.292%
24	7.08%	2.375%
25	6.95%	2.440%
26	6.89%	2.514%
27	6.89%	2.592%
28	6.76%	2.661%
29	6.77%	2.736%
30	6.63%	2.816%
31	6.56%	2.887%
32	6.74%	2.955%
33	6.44%	3.020%
34	6.46%	3.086%
35	6.32%	3.156%
36	6.35%	3.211%
37	6.20%	3.279%
38	6.15%	3.345%
39	6.26%	3.390%
40	6.15%	3.462%
41	6.22%	3.528%
42	6.11%	3.580%
43	6.08%	3.648%
44	6.34%	3.706%
45	6.05%	3.739%
46	6.11%	3.803%
47	5.97%	3.864%
48	6.05%	3.905%
49	5.91%	3.973%
50	5.87%	4.027%
51	5.96%	4.047%
52	5.82%	4.111%
53	5.90%	4.161%
54	5.78%	4.183%
55	5.74%	4.240%
56	5.92%	4.296%
57	5.68%	4.343%
58	5.75%	4.405%
59	5.61%	4.467%
60	5.80%	4.320%

BREAKEVEN CDRs

The Breakeven CDR for a Class is the maximum CDR at which such class will NOT be written down (with a 0.1% increment) at the corresponding scenario assumptions. The table below is generated with the following assumptions: 100 PPC prepayment speed, Forward LBIOR curve, 100% advance, 6-month recovery lag, 100% Loss Severity, Trigger fails and No step down.

Class	Breakeven CDR (%)	Collateral Cum Loss (%)
Class M-1A and Class M-1B	11.9	30.95
Class M-2A and Class M-2B	8.9	24.69
Class B-1A and Class B-1B	7.2	20.76

Interest Rate Cap Account

Amounts paid under the Interest Rate Cap Agreement not used on any distribution date to cover realized losses on the mortgage loans or to pay deferred amounts will remain on deposit in the Interest Rate Cap Account and will be available on future distribution dates to make the payments described on page [7].

	Interest Rate Cap Payment Date	Notional Balance	1-Month LIBOR Strike
1	08/25/03	185,000,000	1.24625%
2	09/25/03	180,447,486	1.24625%
3	10/25/03	175,240,164	1.24625%
4	11/25/03	169,407,874	1.24625%
5	12/25/03	163,221,972	1.24625%
6	01/25/04	156,565,808	1.24625%
7	02/25/04	149,549,295	1.24625%
8	03/25/04	142,114,504	1.24625%
9	04/25/04	134,297,731	1.24625%
10	05/25/04	126,998,854	1.24625%
11	06/25/04	120,048,049	1.24625%
12	07/25/04	113,303,969	1.24625%
13	08/25/04	106,991,438	1.24625%
14	09/25/04	100,907,709	1.24625%
15	10/25/04	95,285,776	1.24625%
16	11/25/04	89,653,610	1.24625%
17	12/25/04	84,550,678	1.24625%
18	01/25/05	79,737,518	1.24625%
19	02/25/05	75,197,642	1.24625%
20	03/25/05	70,915,567	1.24625%
21	04/25/05	66,876,685	1.24625%
22	05/25/05	63,067,214	1.24625%
23	06/25/05	59,474,152	1.24625%
24	07/25/05	56,085,233	1.24625%
25	08/25/05	0	1.24625%

** The Interest Cap Agreement shall provide payments (on an actual/360 accrual basis) on the Notional Balance for the related period at a per annum rate equal to the excess, if any, of the current 1-month LIBOR rate for such period over the Strike Rate for such period as shown above.

Statistical Collateral Summary – Total Pool

All information on the Mortgage Loans is approximate and is based off of scheduled balances as of the 07/01/03 cutoff date. The final numbers will be found in the prospectus supplement. In the final pool, thirty-day delinquencies and sixty-day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

		Min	Max
Total Number of Loans	8998		
Total Outstanding Loan Balance	$390,037,340.80		
Average Loan Current Balance	$43,347.12	$4,945.27	$400,000.00
Weighted Average Combined LTV	96.94%	15.00%	100.00%
Weighted Average Coupon	10.89%	5.85%	15.750%
Weighted Average FICO (Non-Zero)	675		
Weighted Average Age (Months)	4		
% Prepayment Penalties	48.59%		
% Second Liens	100.00%		
% Fixed Rate Mortgage	100.00%		

		Loan Count	Balance	%
Current Rate	5.501 - 6.000	6	292,105.54	0.07
	6.001 - 6.500	11	418,793.23	0.11
	6.501 - 7.000	60	2,319,271.21	0.59
	7.001 - 7.500	195	6,769,824.73	1.74
	7.501 - 8.000	333	10,962,229.45	2.81
	8.001 - 8.500	135	6,050,830.25	1.55
	8.501 - 9.000	398	19,608,067.13	5.03
	9.001 - 9.500	451	19,188,283.70	4.92
	9.501 - 10.000	1,039	49,131,475.31	12.60
	10.001 - 10.500	842	36,410,756.32	9.34
	10.501 - 11.000	1,463	70,652,647.20	18.11
	11.001 - 11.500	691	32,174,738.77	8.25
	11.501 - 12.000	1,489	66,664,009.39	17.09
	12.001 - 12.500	406	16,805,454.00	4.31
	12.501 - 13.000	1,007	37,695,237.98	9.66
	13.001 - 13.500	131	4,376,600.69	1.12
	13.501 - 14.000	289	9,119,172.17	2.34
	14.001 - 14.500	27	760,369.86	0.19
	14.501 - 15.000	9	213,986.08	0.05
	15.001 - 15.500	2	113,000.94	0.03
	15.501 - 16.000	14	310,486.85	0.08
	Total:	**8,998**	**390,037,340.80**	**100**

		Loan Count	Balance	%
FICO	FICO N/A	12	561,146.43	0.14
	531 - 540	1	51,000.00	0.01
	561 - 570	1	9,520.83	0.00
	571 - 580	5	233,856.43	0.06
	581 - 590	108	4,403,454.62	1.13
	591 - 600	161	6,239,867.63	1.60
	601 - 610	285	10,698,514.06	2.74

(Continued on the next page)

FICO (*cont'd*)		Loan Count	Balance	%
	611 - 620	317	12,796,161.43	3.28
	621 - 630	732	28,617,530.54	7.34
	631 - 640	892	36,392,094.03	9.33
	641 - 650	839	34,939,310.51	8.96
	651 - 660	822	35,831,384.51	9.19
	661 - 670	786	34,357,367.18	8.81
	671 - 680	667	29,983,398.72	7.69
	681 - 690	613	28,446,681.32	7.29
	691 - 700	474	21,579,529.21	5.53
	701 - 710	394	18,826,227.10	4.83
	711 - 720	319	14,376,931.83	3.69
	721 - 730	328	15,924,138.84	4.08
	731 - 740	288	13,021,524.33	3.34
	741 - 750	255	12,411,623.34	3.18
	751 - 760	222	10,056,552.75	2.58
	761 - 770	184	7,777,155.84	1.99
	771 - 780	138	5,848,066.43	1.50
	781 - 790	87	3,817,984.36	0.98
	791 - 800	44	1,857,937.72	0.48
	801 - 810	23	932,422.39	0.24
	811 - 820	1	45,958.42	0.01
	Total:	**8,998**	**390,037,340.80**	**100**

Scheduled Balance		Loan Count	Balance	%
	0.01 - 25,000.00	2,213	41,627,013.84	10.70
	25,000.01 - 50,000.00	4,023	144,845,434.00	37.14
	50,000.01 - 75,000.00	1,873	114,578,650.07	29.38
	75,000.01 - 100,000.00	685	59,695,661.01	15.31
	100,000.01 - 125,000.00	112	12,644,815.55	3.24
	125,000.01 - 150,000.00	45	6,272,980.29	1.61
	150,000.01 - 175,000.00	15	2,450,793.73	0.63
	175,000.01 - 200,000.00	8	1,469,577.16	0.38
	200,000.01 - 225,000.00	9	1,922,276.94	0.49
	225,000.01 - 250,000.00	6	1,475,908.63	0.38
	250,000.01 - 275,000.00	1	260,000.00	0.07
	275,000.01 - 300,000.00	3	870,257.57	0.22
	350,000.01 - 375,000.00	2	724,168.76	0.19
	375,000.01 - 400,000.00	3	1,199,803.25	0.31
	Total:	**8,998**	**390,037,340.80**	**100**

Combined LTV		Loan Count	Balance	%
	10.01 - 20.00	3	107,378.38	0.03
	20.01 - 30.00	2	224,758.15	0.06
	30.01 - 40.00	6	355,026.89	0.09
	40.01 - 50.00	3	264,504.37	0.07
	50.01 - 60.00	17	838,281.42	0.21
	60.01 - 70.00	29	2,155,311.48	0.55

(Continued on the next page)

Combined LTV (cont'd)		Loan Count	Balance	%
	70.01 - 80.00	138	11,042,900.20	2.83
	80.01 - 90.00	1,045	41,827,353.44	10.72
	90.01 - 100.00	7,755	333,221,826.47	85.43
	Total:	**8,998**	**390,037,340.80**	**100**

Documentation Type		Loan Count	Balance	%
	Full	4,468	179,131,931.67	45.93
	No Doc (NINA)	159	8,178,013.58	2.10
	Reduced (partial)	1,987	94,475,047.77	24.22
	Stated / Stated	2,384	108,252,347.78	27.80
	Total:	**8,998**	**390,037,340.80**	**100**

Occupancy Status		Loan Count	Balance	%
	Investment	576	19,472,217.95	4.99
	Primary	8,375	368,682,821.24	94.50
	Secondary	47	1,882,301.61	0.48
	Total:	**8,998**	**390,037,340.80**	**100**

State		Loan Count	Balance	%
	California	3,632	202,354,774.00	51.90
	Florida	565	18,567,883.70	4.76
	New York	270	14,450,845.41	3.70
	Washington	371	13,956,719.62	3.58
	Arizona	432	13,437,437.80	3.45
	Nevada	357	12,643,575.59	3.24
	Texas	403	11,593,113.60	2.97
	Colorado	274	11,553,226.45	2.96
	New Jersey	195	8,586,631.76	2.20
	Oregon	215	7,282,907.22	1.87
	Virginia	172	7,000,021.64	1.79
	Illinois	211	6,875,946.93	1.76
	Maryland	145	6,278,714.45	1.61
	Massachusetts	97	4,858,737.17	1.25
	North Carolina	143	4,580,694.39	1.17
	Other	1,516	46,016,111.07	11.80
	Total:	**8,998**	**390,037,340.80**	**100**

Purpose		Loan Count	Balance	%
	Construction/Permanent	1	30,302.31	0.01
	Purchase	7,104	306,463,115.93	78.57
	Refinance - Cashout	1,499	68,039,132.51	17.44
	Refinance - Rate Term	394	15,504,790.05	3.98
	Total:	**8,998**	**390,037,340.80**	**100**

Property Type

	Loan Count	Balance	%
2-4 Family	613	31,113,640.13	7.98
Condo	700	26,976,262.02	6.92
Co-op	4	404,666.70	0.10
FNMA Manufactured Housing	2	42,400.57	0.01
PUD	1,176	52,150,004.74	13.37
Single Family Residence	6,442	277,518,504.15	71.15
Townhouse	61	1,831,862.49	0.47
Total:	**8,998**	**390,037,340.80**	**100**